UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 565,605,831*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 565,605,831*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 565,605,831*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.0%**
14	Type of Reporting Person CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,452
	8	Shared Voting Power 569,219,277*
	9	Sole Dispositive Power 36,452
	10	Shared Dispositive Power 569,219,277*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 569,255,729*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.4%**
14	Type of Reporting Person CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,613,446*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person PN

*	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
**	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 40,048,497*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 40,048,497*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%**
14	Type of Reporting Person CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,702,050*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,331,926*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,331,926*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person CO

*	This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.3%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,781,724*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.3%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,715,912*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,715,912*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.2%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 720,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person CO

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 75,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person PN

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,713,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,713,516

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%*
14	Type of Reporting Person CO

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 69,250,545*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%*
14	Type of Reporting Person CO

*	This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,436,699
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,436,699

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,436,699
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person PN

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,376,929
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,376,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,929
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%*
14	Type of Reporting Person PN

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,291,133
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,291,133

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,291,133
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%*
14	Type of Reporting Person PN

*	Based on a total of 429,547,195 limited partnership units of the Issuer issued and outstanding as of September 2, 2020.

EXPLANATORY NOTE

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed to report the acquisition by Brookfield Asset Management Inc. (“BAM”) and its affiliates of an aggregate of 24,104,761 limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”) and 18,715,912 redemption-exchange units of Brookfield Property L.P. (“Property LP”) in accordance with the terms of the Equity Commitment Agreement, dated July 2, 2020 (the “Equity Commitment”), between BAM, the Issuer and Property LP.

Information reported and defined terms used in the original Schedule 13D, as amended (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 12. This Amendment No. 12 also reflects certain inter-company transactions among the Reporting Persons and the addition of Brookfield Real Estate Partners (A) SIB L.P., Brookfield Real Estate Partners (Q) SIB L.P., Brookfield Real Estate Partners (K) SIB Holdings L.P., and BPGH New HLP Holdings LP as Reporting Persons.

2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

Brookfield Real Estate Partners (A) SIB L.P., a Delaware limited partnership (“A SIB LP”), Brookfield Real Estate Partners (Q) SIB L.P., a Delaware limited partnership (“Q SIB LP”), Brookfield Real Estate Partners (K) SIB Holdings L.P., a Cayman Islands limited partnership (“K SIB LP”), and BPGH New HLP Holdings LP, an Ontario limited partnership (“BPGH HLP LP”) are each added as Reporting Persons to this Schedule 13D.

The principal business of A SIB LP, Q SIB LP, K SIB LP and BPGH HLP LP is serving as a holding entity.

Schedules I to III hereto set forth a list of all the directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships, of Brookfield Real Estate Partners (A) SIB GP Limited, a Bermuda corporation and the general partner of A SIB LP, Brookfield Real Estate Partners (Q) SIB GP Limited, a Bermuda corporation and the general partner of Q SIB LP, and Brookfield Real Estate Partners (K) GP Limited, a Bermuda Corporation and the general partner of K SIB LP, respectively. Additionally, Schedules IV to VII hereto set forth an updated list of all the directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships, of BAM, Partners Limited (“Partners”), PVI Management Inc. and Brookfield US Holdings Inc. (“BUSHI”).

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the following information:

On September 2, 2020, the Issuer took up and purchased for cancellation 35,499,518 Units at $12.00 per Unit in accordance terms of the recently completed tender offer by the Issuer (the “BPY Offer”). Concurrently with the take up of the Units in the BPY Offer and following the prior purchase through a separate tender offer (the “BPYU Offer”) by Brookfield Property REIT Inc. (“BPYU”), a subsidiary of the Issuer, of 7,321,155 shares of BPYU’s Class A Stock, the Issuer issued 6,436,699 Units to A SIB LP, 13,376,929 Units to Q SIB LP, and 4,291,133 Units to K SIB LP and Property LP issued 18,715,912 of its redemption-exchange units to BPGH HLP LP, for $12.00 per unit ($513,848,076 in the aggregate), each in accordance with the terms of the Equity Commitment. The source of funds used by A SIB LP, Q SIB LP, K SIB LP and BPGH HLP LP to purchase these Units or redemption-exchange units of Property LP, as applicable, was working capital of A SIB LP, Q SIB LP, K SIB LP, and BPGH HLP LP, respectively.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and Item 6 below.

5. Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of September 2, 2020, Partners Value Investments LP (“PVI LP”), which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.8% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 111,204,499 Units and Partners may be deemed to be the beneficial owner of 114,854,397 Units (including the Units directly owned by Partners and beneficially owned by BAM and PVI LP), and such Units constitute approximately 25.9% and 26.7%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 5,425,145 Units beneficially owned by BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), 720,064 Units beneficially owned by BPY (2013) Corp., 75,000 Units beneficially owned by Brookfield Global Property Advisor Limited, 44,218,276 Units beneficially owned by BUSHI, 22,713,516 Units beneficially owned by BPGH Sub Inc. (“BPGH Sub”), 13,947,737 Units owned by Brookfield Property Group Holdings Sub LP (“Sub LP”), 6,436,699 Units owned by A SIB LP, 13,376,929 Units owned by Q SIB LP and 4,291,133 Units owned by K SIB LP.

BAM also holds, through Brookfield Property Group LLC, 3,036,315 shares of BPYU Class A Stock. Holders of BPYU Class A Stock have the right to exchange each share of BPYU Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY. The BPYU Class A Stock owned by Brookfield Property Group LLC represent approximately 0.7% of the Units assuming that all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI, Sub LP and BPGH HLP LP, an aggregate of 451,365,017 redemption-exchange units of Property LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 51.2% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation, as of September 2, 2020, BAM may be deemed to be the beneficial owner of 565,605,831 Units and Partners may be deemed to be the beneficial owner of 569,255,729 Units, and such Units would constitute approximately 64.0% and 64.4%, respectively, of the issued and outstanding Units.

PVI LP, which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units directly held by Partners and Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

On May 13, 2020, BAM Voting Trust (the “Trust”) entered into an agreement with Partners to purchase all of BAM’s issued and outstanding Class B Limited Voting Shares (the “BAM Class B Shares”). Closing of this transaction is subject to customary consents and regulatory approvals being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust. Upon completion of this transaction, Partners will cease to be deemed a beneficial owner of the Units beneficially owned by BAM.

(c) Other than the transactions described in this Amendment No. 12, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and the following:

After taking into account the take-up of Units in the BPY Offer and the BPYU Offer, the amount remaining under the Equity Commitment is approximately $486 million. The Equity Commitment is available to be called upon by the Issuer for buybacks, including the Issuer’s normal course issuer bid (“NCIB”), until December 31, 2020, in exchange for the issuance of Units and/or redemption-exchange units of Property LP at a price per unit equal to the price to be paid by the Issuer in the applicable buyback. The Issuer has announced that it intends to renew its NCIB shortly, providing it with the ability to purchase up to approximately 31.6 million Units, and it intends to utilize the remaining amount under the Equity Commitment to repurchase units under the NCIB. Should the Issuer be unable to repurchase all 31.6 million Units prior to December 31, 2020, subject to market conditions, the Issuer will consider making other Unit repurchases, including pursuant to another substantial issuer bid, prior to the expiry of the Equity Commitment with that capital, and other available cash from asset sales or otherwise.

7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 11. Joint Filing Agreement, dated as of September 4, 2020

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
	Name:	Leslie Yuen
	Title:	Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

SCHEDULE I

Brookfield Real Estate Partners (A) SIB GP Limited, as General Partner of

Brookfield Real Estate Partners (A) SIB L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada
Gregory Noel McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados
James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada
Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados
Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados
Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom
Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE II

Brookfield Real Estate Partners (Q) SIB GP Limited, as General Partner of

Brookfield Real Estate Partners (Q) SIB L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada
Gregory Noel McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados
James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada
Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados
Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados
Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom
Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE III

Brookfield Real Estate Partners (K) GP Limited, as General Partner of

Brookfield Real Estate Partners (K) SIB Holdings L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada
Gregory Noel McConnie, Director	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados
James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada
Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados
Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados
Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom
Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE IV

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of BAM	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of BAM	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of BAM	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of BAM	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of BAM	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of BAM and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of BAM	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of BAM	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of BAM	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of BAM	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A.
Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of BAM	United Kingdom
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of BAM	Canada

SCHEDULE V

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of BAM	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of BAM	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of BAM	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of BAM	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of BAM	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of BAM	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of BAM	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of BAM	Canada

SCHEDULE VI

PVI Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	Corporate Director	Canada
Edward C. Kress, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Brian D. Lawson, Director, Director and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Frank N.C. Lochan, Chairman and Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada
Ralph J. Zarboni, Director	7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Corporate Director	Canada
Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of BAM	Canada
Bahir Manios, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of BAM’s Infrastructure Group	Canada
Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada
Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

SCHEDULE VII

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Karly Dyck, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Aleks Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada